Exhibit 99.p(2)

O’Connor Alternative Investments, LLC Code of Ethics Policy

As a registered investment adviser, O’Connor Alternative Investments, LLC (“O’Connor”) has a fiduciary duty to its investors. O’Connor’s fiduciary duty includes the duty of loyalty, which requires us to hold the interests of the Firm’s advisory investors above the Firm’s own in all matters. This means that O’Connor must be particularly sensitive to situations in which the interests of the Firm’s advisory investors’ may be even indirectly in conflict with those of O’Connor, its subsidiaries and its Employees. While O’Connor and its Employees should take great pains to avoid conflicts of interest and maintain impartiality in managing the Firm’s advisory investors, there are some conflicts that will inevitably occur. In such circumstances, O’Connor must clearly, accurately and completely describe those conflicts and the risks they present to investors. All employees should read, understand and appreciate O’Connor’s Code of Business Conduct and Ethics (“Code of Ethics” or “Code”). The Code sets forth guidelines on general principles of employee conduct, sets forth personal trading blackout periods, trading restrictions, political contributions and gifts & entertainment preclearance requirements, restrictions on serving as directors of boards of public companies, disclosure and reporting of personal account activities, and much more.

Employees must report any violation of law or company policy to the CCO, or the CCO’s designee.

Under Rule 204A-1 of the Investment Advisers Act of 1940 (“Rule 204A-1”), the adviser’s Code must require certain supervised persons, called “Access Persons,” to report their personal securities transactions and holdings. For purposes of this policy, Access Person is defined as:

•	Each employee, officer and director of O’Connor, their spouses and members of their immediate families (immediate family includes spouse, children or stepchildren and other relatives who live with the employee and the employee contributes to their financial support); and
•	Consultants and other temporary employees hired for a period of 30 days or more whose duties include access to O’Connor’s technology and systems, and/or trading information in any form, unless they obtain written exemption from Compliance.

Similarly, Rule 17j-1 of the Investment Company Act of 1940 (“Rule 17j-1”) provides for oversight of the codes of ethics and procedures by the board of directors employed by our registered funds to prevent fraudulent, deceptive, or manipulative acts in connection with the purchase or sale by persons associated with those entities of securities held or to be acquired by the fund. Pursuant to this Rule, all of our registered Funds’ Directors, Officers, and General partners are presumed to be Access Persons and any Director, Officer, or General Partner of a Principal Underwriter of the Funds who, in the ordinary course of business, makes, participates in, or obtains information regarding the purchase or sale of Securities by the Fund for which the Principal Underwriter acts, or whose functions or duties in the ordinary course of business relate to the making of any recommendation to the Fund regarding the purchase or sale of Securities. Certain aspects of our Code also apply to the Independent Board Members of our registered funds which are detailed below.

Rule 17j-1 further requires the CCO of the Funds, on at least an annual basis, to provide to the board of each registered fund a report of material violations and other issues arising under the Code and a certification that O’Connor has adopted procedures reasonably designed to prevent Code violations.

Rule 17j-1(a) and Rule 204A-1 make it unlawful for any Access Persons, in connection with the purchase or sale by such person of a Security held or to be acquired by our clients/accounts/Funds, to:

•	employ any device, scheme, or artifice to defraud our Clients and Funds;
•	make any untrue statement of a material fact to our Clients or Funds or omit to state a material fact necessary in order to make the statements made to our Clients or Funds, in light of the circumstances under which they are made, not misleading;
•	engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any Client or Fund;
•	engage in any manipulative practice with respect to any of our Clients or Funds.

•	The Independent Board Members of our registered Funds are also subject to these standards.

Special Rules for Independent Board Members-- The Independent Board Members of O’Connor’s Mutual Funds are not subject to this Policy except to the extent specified in these special rules set forth below.

Pre-approval and Reporting Requirements General: We try to ensure that the Independent Board Members do not receive information that will subject their personal securities transactions to the requirements of the Policy; therefore, Independent Board Members generally are not required to obtain pre-approval to purchase or sell securities, or to submit holdings and transaction reports.

Exception Where Pre-approval Required: If during a meeting or otherwise, an Independent Board Member learns of O’Connor’s or an O’Connor registered Fund’s current or contemplated investment transaction in any company, then the Independent Board Member must: Promptly report this information to the Fund CCO. Obtain preapproval from the Compliance Department in accordance with the Policy for any personal securities transactions in that company during the 30-day period after learning such information.

Exception Where Quarterly Transaction Reporting is Required: We require Independent Board Members to submit a quarterly transaction report to the Compliance Department when they know or reasonably should have known at the time of a transaction in a particular security that an O’Connor registered Fund was transacting or considering a transaction in that security during the 15-day period immediately before or after the date of the transaction (i.e., a total of 30 days). If the Independent Board Member enters into that transaction, he/she must report all securities transactions effected during the quarter for his or her account or for any account that would be in scope under the Policy.

Other Board Positions: Prior to becoming a director of any public company, Independent Board Members must inform the Funds’ CCO and discuss whether accepting such appointment will create any conflict of interest or other issues.

Annual Certifications: Independent Board Members are required to submit annual certifications.

Brokerage Accounts:

Absent an exemption, the types of accounts and instruments that this Code applies to are:

•	Covered Account – includes any brokerage or commodity account in which an Access Person has a beneficial interest or over which an Access Person has investment discretion or other control or influence (beneficial interest in an account includes any direct or indirect financial interest in an account). Restrictions placed on transactions executed within a Covered Account also pertain to investments held outside of an account of which an Access Person has physical control, such as a stock certificate. Covered Accounts also include accounts for which an Access Person has power of attorney, serves as executor, trustee or custodian, and corporate accounts; and
•	Absent an exemption, the types of Financial Instruments that the Code applies to are any equity or debt security (whether listed or unlisted and whether publicly registered or not), shares of registered open-end investment companies (mutual funds) advised or sub advised by an affiliate of UBS, any collective investment undertakings, including private investments in hedge funds, private placements, private equity funds and limited liability companies, any instrument that can be exercised into or exchanged for any of the above, and any contract for differences, swap, option, future or forward transaction and any contract referred to or based on the value of any of the aforementioned.

Personal investing activities of employees and Access Persons can create conflicts of interest that may compromise our fiduciary duty to clients. As a result, Access Persons must avoid any transaction that involves, or appears to involve, a conflict of interest, diversion of a client’s investment opportunity, or other impropriety with respect to dealing with a client or acting on behalf of a client. As fiduciaries, Access Persons must at all times comply with the following principles:

•	Client Interests Come First. Access Persons must avoid serving their own personal interests ahead of the interests of clients.
•	Avoid Taking Advantage. Access Persons may not make personal investment decisions based on their knowledge of client trading or one’s ability to direct client trading.
•	No front running. Engaging in a personal transaction ahead of a client with the expectation that the client’s transaction will cause a favorable move in the market (i.e., buy for your own account before the buy program for client purchases or sell immediately before the sell program for the client account).
•	No scalping. Engaging in a personal transaction where you trade in the opposite direction immediately after a client trade is executed in the same security with the expectation that the client transaction will cause a favorable move in the market regarding your personal transaction.
•	No investing personally in an investment opportunity that should be offered to a client account first, whether earned by the clients past trading (such as access to new issues) or such as certain private placements that could be offered by a broker or through another relationship; or
•	No trading on material, non-public information. Access Persons may not make investment decisions based on their knowledge of material, non-public information (inside information) about an issuer.

The Code sets forth detailed policies and procedures that Access Persons must follow in regard to their personal investing activities. All Access Persons are required to comply with the Code as a condition of continued employment. All Access Persons are required to report any violations of the Code to the CCO. The reporting of such violations will be kept confidential.

Use of Brokers – Generally, Access Persons may maintain and open new Covered Accounts with authorized broker-dealers with any exceptions to this provision being approved in writing by Compliance.

Upon being hired, or with the opening of new Covered Account, Covered Accounts must be disclosed to Compliance.

The following types of accounts may be maintained without obtaining prior approval or being disclosed to Compliance. Note Access Persons are required to report all Covered Accounts pursuant to the Reporting and Certification Requirements described below.

•	Mutual Fund Only Accounts. Any account that permits an Access Person only to buy or sell shares of open-end mutual funds for which an affiliate of UBS does not serve as investment adviser or sub adviser and cannot be used to trade any other types of investments (i.e., equities or closed-end funds).
•	401(k) Plans. Any account with a 401(k)-retirement plan that an Access Person established with a previous employer, provided that the investments in the plan are limited to open-end mutual funds not advised or sub advised by affiliates.

Investments in the Physical Control of an Access Person. Access Persons may maintain physical possession of an investment (e.g., a stock certificate). Access Persons must obtain approval to maintain the following Covered Accounts:

•	Investments Directly with Issuers (or their Transfer Agents) – Access Persons may participate in direct investment plans that allows the purchase of an issuer’s securities without the intermediation of a broker-dealer provided that the timing of such purchases or sales is determined by the plan (e.g., dividend reinvestment plans (“DRIPs”)). Such investment must be approved prior to the initial purchase of the issuer’s securities. Once approved, Access Persons are not required to pre-clear purchases or sales of shares in the plan, although transactions and holdings must be reported. However, if you withdraw the securities and hold a certificate or transfer them to a brokerage account, subsequent sales are subject to pre-clearance (described below) as well as the 15-day holding period.
•	Discretionary or Managed Accounts – Access Persons required to pre-clear transactions may be exempted from this requirement conducted in an account determined to by Compliance to be a discretionary or managed account. Compliance may determine an account to be discretionary or managed upon receipt of appropriate evidence (e.g., a trading authorization or agreement) confirming that the Access Person has no prior knowledge of, nor any direct control or indirect influence over, any transactions executed in the account. This exemption becomes available with respect to a specific account when Compliance notifies the Access Person in writing that Compliance has determined the account to be discretionary or managed.

Subsequent to this notification, Access Persons may not directly or indirectly instruct or otherwise direct any transaction in such account. The exemption from pre-clearance is not available for any discretionary or managed account managed by any person who is a parent, parent-in-law, spouse, domestic partner, child or sibling of the Access Person. Once the exemption from pre-clearance is applied to a specific account in accordance with this designation, transaction undertaken through that account are not subject to the certain pre-clearance and reporting provisions of the Code, provided that the Access Person complies with the requirement not to directly or indirectly instruct or otherwise influence any transaction in that account.

Reporting – Access Persons are responsible for notifying Compliance at the time any Covered Account is opened and immediately upon making or being notified of a change in ownership or account number.

Providing Compliance with Duplicate Account Statements and Trade Confirmations – For accounts at Unauthorized Brokers, Access Persons should arrange for a third-party vendor as directed by Compliance to receive directly from the executing broker/dealer, bank, or other third-party institution duplicate copies of trade confirmations for each transaction and periodic account statements for each Covered Account. Access Persons are not required to provide duplicate trade confirmations and statements for Mutual Fund Only Accounts. However, any mutual fund holdings for which an affiliate of UBS serves as investment adviser or sub adviser must be reported. For transactions for which no confirmation can be delivered to Compliance (e.g., a transaction in a privately placed security or a transaction in individual stocks held in a 401(k) plan), Access Persons must receive prior written approval from Compliance and may require additional reporting requirements.

Pre-Clearance Requirements – Access Persons must obtain prior written approval before purchasing, selling or transferring any Financial Instrument (except as noted below):

•	Access Person Pre-Clearance Procedures – Access Persons must receive pre-clearance approval from their supervisor who will receive a notification from the Cantor Pre-Clearance System when an Access Person requests approval in the system as described below. Access Persons must enter their pre-clearance request into the Cantor Preclearance System. The system will review the pre-clearance request and, as soon as practicable, determine whether to authorize the transaction.
•	Execute Before the Approval Expires – A pre-clearance approval for a transaction is only effective for the day on which approval is given (regardless of the time) for US based Access Persons. If a trade is not fully executed by the end of the trading day, a new pre-clearance approval must be obtained before the unfilled portion of the order can be executed. Accordingly, limit orders and “good ‘til cancelled” instructions must be withdrawn by the end of the trading day, unless a new approval is obtained. Access Persons located in offices outside the US have 24 hours after approval is given to execute the transaction.

Pre-Clearance Exceptions

The following are exempt from Line Manager approval and Compliance pre-clearance requirements:

•	Government bonds.
•	Municipal securities.
•	Treasury Bills.
•	Commodities.
•	Futures (except single stock futures).
•	Open-end pooled investment vehicles (including unit trusts and mutual funds) and ETFs.
•	Foreign Exchange; and
•	Major Index-Linked Instruments.

However, Access Persons may be prohibited from executing transactions in these instruments in certain circumstances.

Trading Frequency – To keep Access Persons from being distracted from servicing clients because of their personal trading, Access Persons should not engage in more than 20 transactions in reportable securities per calendar month. Note: This does not include repetitive transactions such as rolling futures contracts or for Discretionary or Managed Accounts.

Holding Period – If an Access Person is required to pre-clear a transaction, he/she must also hold that Financial Instrument for 15 calendar days. As a result, Access Persons may not:

•	Buy a Financial Instrument within 15 calendar days after selling that Financial Instrument.
•	Sell a Financial Instrument within 15 calendar days after purchasing that Financial Instrument.

Holding Period Exceptions

•	If a Financial Instrument has experienced a loss equal to at least 10% of the purchase price, the Access Person may sell the Financial Instrument prior to the expiration of the relevant holding period, with prior approval of Compliance.
•	If you received stock as part of your compensation, you are not required to hold it for 15 calendar days after it vests.
•	ETFs and ETNs are subject to a 2 day holding period requirement.

Prohibited Transactions – Access Persons are prohibited from engaging in the following transactions:

•	Naked Short Sales – Access Persons are prohibited from entering into a net short position with respect to any Financial Instrument that is held by a client.
•	ETF/ETN Short Sales – An ETF or ETN may be sold short for hedging purposes only with Compliance pre-approval.

Initial Public Offerings – Access Persons may acquire securities in an initial public offering upon receiving pre-clearance from Compliance and their supervisor. In the event that the Access Person holds securities in a company that has announced that it will engage in an IPO, he/she must notify Compliance as soon as possible.

Investment in Partnerships and Other Private Placements – Access Persons are permitted to acquire interests in general partnerships and limited partnerships, and to purchase privately placed securities, provided they obtain prior approval from Compliance. Investments may not be made in private placements unless the private placement is first shown to applicable trading strategies within O’Connor. Prior to Compliance approval, the investment may be reviewed on an ad hoc basis by knowledgeable, independent investment personnel. Once approved, additional capital investments (other than capital calls related to the initial approved investment) require a new approval.

Call Options – An Access Person may purchase a call option on an individual security or ETF/ETN only if the call option has a period to expiration of at least 15 calendar days from the date of purchase and the Access Person either (1) holds the option for at least 15 calendar days prior to sale or (2) holds the option and, if exercised, the underlying security, for a total period of at least 15 calendar days. An Access Person may sell (“write”) a call option on an individual security or ETF/ETN only if he/she has held the underlying security (in the corresponding quantity) for at least 15 calendar days.

Put Options – An Access Person may purchase a put option on an individual security or ETF/ETN only if the put option has a period to expiration of at least 15 calendar days from the date of purchase and the Access Person must hold the put option for at least 15 calendar days. If an Access Person purchase a put option on a security that he/she already owns (a Put Hedge), he/she may only do so if the underlying security has been held for 15 calendar days. An Access Person may not sell (“write”) a put on an individual security or ETF/ETN, unless it is part of a spread on a hedged strategy or trade.

Writing Options for Hedging Purposes – Access Persons may write options to hedge securities or options that they hold provided that they have held the security or option for 15 calendar days or it is part of an option spread transaction that will be held for at least 15 calendar days. Note: Access Persons must obtain pre-clearance approval to exercise an option on an individual security as well as to purchase or sell such an option.

Futures – An Access Person may purchase or sell exchange-traded futures and currency forwards. Purchases or sales of futures contract on individual stocks are subject to pre-clearance requirements. Purchases and sales of all futures contracts are subject to the holding period requirement.

Reporting and Certification Requirements

•	Holdings Report and Certification – Within 10 calendar days after an Access Person commences employment, he/she must certify that they have read and understand the Code, that he/she will comply with its requirements, and that he/she has disclosed or reported all personal investment holdings and accounts required to be disclosed or reported. Annually, Access Persons must report their holdings to Compliance within 45 calendar days of the reporting date and certify that they have read and understand the Code.

Holdings Report and Certification Exceptions – Access Persons are not required to report holdings in:

•	US Government Securities – Access Persons are required to report holdings and transactions in Fannie Mae and Freddie Mac securities.
•	Money Market Instruments (Money Market Instruments include bankers’ acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt instruments, including repurchase agreements.)
•	Accounts over which an Access Person has no direct or indirect influence or control (Managed or Discretionary Accounts)
•	Open-end mutual funds not advised, or sub advised by affiliates of Cantor.

Quarterly Transaction Report – Within 30 calendar days of the end of each calendar quarter, Access Persons must affirm their transactions for that quarter.

Administration and Enforcement

•	Review of Personal Trading Information – All information regarding an Access Person’s personal investment transactions, including the reports required by this Code may be reviewed by Compliance. All such information may also be available for inspection by senior management of O’Connor or any party to which any investigation is referred, including, but not limited to, an Access Person’s supervisor (where necessary), the Securities and Exchange Commission, a self-regulatory organization, and any state securities commission.
•	Disciplinary Actions – If Compliance determines that an Access Person has violated the Code, it may, in consultation with senior management, impose disciplinary actions or take other actions deemed appropriate, including issuing a warning or letter of education, suspending or limiting personal trading activities, imposing a fine, suspending or terminating employment, and/or informing regulators, as appropriate.

As part of any disciplinary action, Compliance may require the violator to reverse the trade(s) in question and/or forfeit any profit or absorb any loss from the trade. Senior management will determine the appropriate disposition of any money forfeited pursuant to this section.

•	Exceptions – Compliance will periodically review the effectiveness of this Code in light of changes in industry standards, legal requirements and securities market changes. As such, situation may arise in which Compliance may believe an exception could be granted. Such exceptions will only be granted if Compliance believes the essence of the policies enumerated would not be violated, clients would not be harmed and the exception would not conflict with applicable law or regulation.
•	Delivery of the Code of Ethics – Compliance will provide Access Persons with a copy of the code of ethics and any amendments and will periodically require Access Persons to acknowledge receipt of the Code.

Gifts and Business Entertainment

The Firm’s Gifts and Entertainment Policy is designed to prevent conflicts of interest, promote ethical conduct, and ensure compliance with applicable laws and regulations. Employees may not offer, solicit, or accept gifts, favors, or entertainment that could inappropriately influence, or appear to influence, their business judgment or that of a client, counterparty, or regulator. All gifts and entertainment must be modest, infrequent, and for legitimate business purposes. Cash or cash equivalents (such as gift cards) are strictly prohibited.

Rule 17j-1 Registered Funds Restriction: Investment Personnel are prohibited from receiving any gift or item of more than de minimis value from any person or entity that does business with or on behalf of our Registered Funds.

To safeguard against reputational and regulatory risks, employees are required to obtain pre-approval for gifts or entertainment above a defined threshold and to record all such items in the Firm’s tracking system. Senior management and Compliance review reported activity to ensure consistency with regulatory standards (e.g., SEC, FINRA, FCA) and the Firm’s internal Code of Conduct. The Policy applies globally, recognizing local laws and customs, but always adheres to the stricter standard. Violations may result in disciplinary action up to and including termination.

Political and Charitable Contributions and Activities

Making certain personal political contributions and engaging in political fundraising activity can impact the firm's ability to conduct business with U.S. government entities. For example, under the SEC's Pay to Play Rule, O'Connor may be disqualified for two years from engaging in certain business with or receiving fees from a government entity, if an O'Connor employee who solicits government business has made certain political contributions within two years prior to the solicitation. The Firm’s Political Contribution Policy is designed to comply with applicable laws and regulations, including the SEC’s “pay-to-play” rules under the Investment Advisers Act of 1940, as well as relevant state, federal, and international requirements. Employees, directors, and certain covered associates are prohibited from making, soliciting, or coordinating political contributions that could create an actual or perceived conflict of interest with the Firm’s business or its relationships with government clients, pension funds, or public entities. All political contributions must be personal, lawful, and must not be made with Firm resources or on behalf of the Firm.

To safeguard compliance, covered associates must pre-clear any political contribution (both in-kind and monetary), regardless of amount, through the Compliance Department. This includes political contributions of their spouse and immediate family members living in their household. Employees must err on the side of caution and check with the Political Contributions team prior to making any payments (including direct payments to a campaign, or purchasing campaign merchandise) and prior to donating your services, supplies, sponsoring fundraising events, paying for advertisements, etc., Contributions are logged and monitored to ensure they do not trigger restrictions on the Firm’s business activities, such as a two-year prohibition on providing advisory services to government entities. The Policy also restricts the use of political action committees (PACs), corporate funds, and charitable donations where they may be perceived as attempts to improperly influence public officials. Violations may result in disciplinary action, regulatory sanctions, or reputational harm to the Firm.

Restricted Group Employees - Restricted Group employees, as defined below, must obtain written approval from Compliance prior to making any political contribution (both monetary and in-kind) or engaging in any political fundraising activity. Requests for approval must be submitted (and approval must be received) prior to the contribution being made. Requests should be submitted through the Cantor Political Contributions Pre-Clearance System. All U.S. citizen and U.S. permanent resident employees who solicit, manage, and/or service swap business involving governmental special entities, their direct or indirect supervisors, and senior management of the swap dealer or any other person with a similar status or function are considered Restricted Group employees.

Government Business Solicitation – Employees who regularly interact with government entities have been preauthorized for such activity with a standing approval to solicit state entities. All such employees have been specifically notified of their prior authorization and the requirements incumbent on them. Any other employee who seeks to be preauthorized to solicit government business must ask for and receive authorization from Compliance. This includes both new employees requesting standing reauthorization for their activities and employees seeking one-off approval. Persons with standing preauthorization to solicit government entity accounts do not need to pre-clear each individual government entity account solicitation. However, such persons will be periodically asked about the entities they solicit in order to ensure registration and reporting requirements are being satisfied.

Service as a Director

No Access Person shall serve on the board of directors of any publicly traded company without the prior written authorization of the Designated Supervisory Person based upon a determination that such board service would be consistent with the interests of the firm’s Clients.

In cases where the Designated Supervisory Person is the Access Person contemplating serving on such board of directors, prior written authorization of O’Connor’s Management Committee is required.